EXHIBIT 11.1

CPI Corp.
Computation of Per Common Share Loss - Diluted
(Unaudited)

in thousands, except share and per share data	16 Weeks Ended		40 Weeks Ended
	November 10, 2012	November 12, 2011	November 10, 2012		November 12, 2011
Net loss applicable to common shares:
From continuing operations	$(20,109)	$(6,420)	$(57,956)		$(11,527)
From discontinued operations	(120)	(830)	(2,076)		(1,220)

Net loss	$(20,229)	$(7,250)	$(60,032)		$(12,747)

Shares:
Weighted average number of common shares outstanding	9,097,361	9,136,901	9,103,869		9,123,898
Dilutive effect of certain stock options	—	—	—		—	*
Dilutive effect of stock warrants	—	—	—	**	—
Less: Treasury stock - weighted average	(1,897,043)	(2,097,043)	(1,985,614)		(2,097,043)

Weighted average number of common and common equivalent shares outstanding	7,200,318	7,039,858	7,118,255		7,026,855

Net loss per common and common equivalent shares:
From continuing operations	$(2.79)	$(0.91)	$(8.14)		$(1.64)
From discontinued operations	(0.02)	$(0.12)	$(0.29)		$(0.17)

Net loss per common share	$(2.81)	$(1.03)	$(8.43)		$(1.81)

*    The effect of stock options in the amount of 956 shares was not considered as the effect was anti-dilutive.

**	The effects of including the incremental shares associated with stock warrants are anti-dilutive and not included in weighted average shares outstanding.